Exhibit (a)(1)(vi)

Dear Stockholder,	August 7, 2006

Today, Acxiom Corporation (“Acxiom,” the “Company,” “we,” and “us”) announced a tender offer providing stockholders with the opportunity to sell shares back to the Company. The Company intends to purchase up to 11,111,111 shares of our Common Stock from you, in each case at a price within the range of $25.00 to $27.00 per share, in cash, less any applicable withholding taxes, if any, and without interest (the “Offer”).

Holders of Common Stock are invited to tender their shares of Common Stock (the “Shares”) to us through a procedure commonly referred to as a modified “Dutch Auction” tender offer. This procedure allows you to select the price within the range of $25.00 to $27.00 per Share at which you are willing to sell your Shares to us. On August 4, 2006, the last full trading day before we announced and commenced the Offer, the last sale price of our Common Stock on Nasdaq at the close of the market was $24.49.

Based on the number of Shares tendered and the prices specified by our stockholders, we will determine the lowest single per Share price that will allow us to purchase up to 11,111,111 Shares (or such lesser amount of Shares as are properly tendered and not properly withdrawn). We will pay the selected price for all Shares of Common Stock tendered at or below that price. All Shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the tender offer.

Any stockholder whose Shares are properly tendered directly to Computershare Trust Company, N.A., the Depositary for the Offer, and purchased in the Offer will receive the net purchase price in cash, without interest, promptly after the expiration of the Offer.

Our Board of Directors, with the assistance of senior management and outside advisors, considered and approved the Offer because it concluded that returning capital to the stockholders through the Offer is an effective means of providing value to the Company’s stockholders, and that increasing the Company’s indebtedness to fund the Offer is a prudent use of the Company’s financial resources. In particular, the Board of Directors believes the Offer will provide all stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of capital if they so elect, without potential disruption to the Share price and the usual transaction costs associated with market sales. Conversely, the Offer also affords stockholders the option not to participate and thereby increase their relative percentage interest in the Company and our future results. However, neither we nor the Board of Directors, the Dealer Managers, the Information Agent or the Depositary (all of whom are identified in the enclosed Offer to Purchase and Letter of Transmittal) are making any recommendation to you as to whether to tender or refrain from tendering Shares or as to the purchase price or prices at which you may choose to tender your Shares. Certain executive officers and directors have indicated that they may tender a portion of their Shares in the Offer, while others have indicated that they do not intend to tender any Shares in the Offer. You must make your own decision regarding whether to accept the Offer and, if so, how many Shares to tender and at what price.

The Offer is explained in detail in the Offer to Purchase and Letter of Transmittal. This letter is only a summary, and I encourage you to read these documents carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are explained in detail in the accompanying materials.

To validly tender your Shares (other than any Shares owned through the Acxiom Corporation Retirement Savings Plan (our “Retirement Savings Plan”)) and the 2005 Stock Purchase Plan of Acxiom Corporation (our “Stock Purchase Plan”), you must complete the Letter of Transmittal. Stockholders owning Shares through the Retirement Savings Plan and the Stock Purchase Plan will receive separate packets of information and must complete the Instructions to the Plan Trustee or Administrator in order to tender their Shares held under those plans. Stockholders wishing to tender their Shares who own Shares in either or both of the Retirement Savings Plan and the Stock Purchase Plan, and otherwise, must complete both the Letter of Transmittal and Instructions to the Plan Trustee or Administrator, as more particularly set out in the Offer to Purchase. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your Shares for you.

The Offer will expire at 5:00 p.m., New York City time, on Tuesday, September 12, 2006, unless we extend the Offer. Questions and requests for assistance may be directed to Innisfree M&A Incorporated, our Information Agent, and J.P. Morgan Securities Inc. and Stephens Inc., our Dealer Managers, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase, the Letter of Transmittal and other Offer documents from the Information Agent at the telephone number and address on the back cover of the Offer to Purchase.

Yours truly,

CHARLES D. MORGAN

Chairman of the Board

and Company Leader

SAFE HARBOR STATEMENT UNDER THE

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

This document and the other documents referred to herein contain forward-looking statements. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding our financial position, results of operations, market position, product development, growth opportunities, economic conditions, and other similar forecasts and statements of expectation. We generally indicate these statements by words or phrases such as “anticipate,” “estimate,” “plan,” “expect,” “believe,” “intend,” “foresee,” and similar words or phrases. These forward-looking statements are not guarantees of future performance and are subject to a number of factors and uncertainties that could cause our actual results and experiences to differ materially from the anticipated results and expectations expressed in such forward-looking statements.

Such statements may include but are not limited to the following statements:

•	we are continuing to experience continued improvement and momentum in financial performance;

•	we expect continued focus on expense controls will lead to continued improvement in operating margins;

•	projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings, dividends and other metrics will be within estimated ranges;

•	estimations of revenue, earnings, cash flow, growth rates, restructuring charges and expense reductions will be within the estimated ranges; and

•	the business pipeline and anticipated cost structure will allow us to continue to meet or exceed revenue, cash flow and other projections.

The factors and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, forward-looking statements include but are not limited to the following:

•	we may incur expenses related to unsolicited proposals or other efforts by others to acquire or control us;

•	certain contracts may not be closed, or may not be closed within the anticipated time frames;

•	certain contracts may not generate the anticipated revenue or profitability;

•	negative changes in economic or other conditions might lead to a reduction in demand for our products and services;

•	an economic slowdown or that economic conditions in general will not be as expected;

•	the historical seasonality of our business may change;

•	significant customers may experience extreme, severe economic difficulty;

•	the integration of acquired businesses may not be as successful as planned;

•	the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods;

•	sales cycles may lengthen;

•	we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations;

•	we may not be able to properly motivate our sales force or other associates;

•	we may not be able to achieve cost reductions and avoid unanticipated costs;

•	we may not be able to continue to receive credit upon satisfactory terms and conditions;

•	competent, competitive products, technologies or services may be introduced into the marketplace by other companies;

•	we may be subjected to pricing pressure due to market conditions and/or competitive products and services;

•	changes in consumer or business information industries and markets may negatively impact us;

•	changes in accounting pronouncements may occur and may impact these projections;

•	we may not be able to protect proprietary information and technology or obtain necessary licenses on commercially reasonable terms;

•	we may encounter difficulties when entering new markets or industries;

•	changes in the legislative, accounting, regulatory and consumer environments, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data, may affect our business;

•	data suppliers may withdraw data from us, leading to our inability to provide certain products and services;

•	we may enter into short-term contracts which would affect the predictability of our revenues;

•	the amount of ad hoc, volume-based and project work may not be as expected;

•	we may experience a loss of data center capacity or interruption of telecommunication links or power sources;

•	we may experience failures or breaches of our network and data security systems, leading to potential adverse publicity, negative customer reaction, or liability to third parties;

•	postal rates may increase, thereby leading to reduced volumes of business;

•	our clients may cancel or modify their agreements with us;

•	we may not successfully complete customer contract requirements on time or meet the service levels specified in the contracts, which may result in contract penalties or lost revenue;

•	we may experience processing errors that result in credits to customers, re-performance of services or payment of damages to customers;

•	the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; and

•	we may be affected by other competitive factors.

With respect to formulation of forward-looking statements, all of the above factors and uncertainties apply, along with the following assumptions:

•	the U.S. and global economies will continue to improve at a moderate pace;

•	global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace;

•	Acxiom’s computer and communications related expenses will continue to fall as a percentage of revenue;

•	the Customer Information Infrastructure (CII) grid-based environment at Acxiom will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies;

•	the acquisitions of companies operating primarily outside of the United States will be successfully integrated and significant efficiencies will be realized from this integration;

•	sufficient operating and capital lease arrangements will continue to be available to us to provide for the financing of most of our computer equipment and software suppliers will continue to provide financing arrangements for most of the software purchases;

•	free cash flow will meet expectations and we will use free cash flow to pay down bank debt, buy back stock and fund dividends; and

•	the Board of Directors will continue to approve quarterly dividends and will vote to increase dividends over time.

With respect to the provision of products or services outside our primary base of operations in the United States, all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in scale, competition, culture, laws and regulations.

Other factors are detailed from time to time in periodic reports and registration statements filed with the Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are influenced by a number of factors, including those discussed above, all of which are difficult to forecast.

In light of these risks, uncertainties and assumptions, we caution readers not to place undue reliance on any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise.

ADDITIONAL LEGAL INFORMATION:

This letter is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Shares of Acxiom’s Common Stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that Acxiom will distribute to its stockholders. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Acxiom is filing with the Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from Innisfree M&A Incorporated, the Information Agent for the tender offer, toll free at (877) 750-9497.

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